

February 23, 2011

Mr. Craig W. Best
President and Chief Executive Officer
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, Pennsylvania 18503-1848

Re: **Penseco Financial Services Corporation**
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Schedule 14A, filed April 1, 2010
Forms 10-Q for the quarterly period ended March 31, 2010 and
for the quarterly period ended June 30, 2010
File No. 000-23777

Dear Mr. Best:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney